3 Embarcadero Center, 26th Floor, San Francisco, CA 94111  ◾  p1.415.365.7442  ◾

October 28, 2019

Greg Dundas

Staff Attorney

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc. Proxy Materials on Schedule PRER14A Filed on October 17, 2019 File No. 001-38320

Dear Mr. Dundas

Set forth below are responses to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital, Inc. (“GigCapital” or the “Company”), by your letter dated October 25, 2019 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital will file a revised preliminary proxy statement on Schedule PRER14A Amendment No. 3 (the “Revised Preliminary Proxy Statement”) reflecting the Commission’s requested disclosure edits.

Amendment No. 2 of Schedule 14A

Questions and Answers About the Proposals for Stockholders, page 10

Comment 1. We note your response to our prior comment 1. Please revise to provide a brief explanation of the underlying business reason for the tender offer and the forward purchase agreements with Greenhaven and KAF (which afford Greenhaven and KAF price protection with respect to their rights not being afforded to other public shareholders).

Response: The requested disclosure has been revised as requested and is set forth in the Question “What is the Rights Tender Offer” on page 12 of the Revised Preliminary Proxy Statement. In addition, the Company would like to explain that it decided to commence the tender offer for the outstanding rights to provide holders of public rights who may not wish to retain shares of Common Stock into which the public rights convert following the business combination the possibility of receiving cash for their public rights in connection with the closing of the business combination. Following the Company’s disclosure of its intent to commence the tender offer for this reason, Greenhaven and KAF informed the Company that neither desired to receive cash for their public rights in connection with the closing of the business combination, and that they were each willing to let the shares of Common Stock into which their public rights convert become a part of the public float of the post-combination company provided that they received an option to be able in the future to sell such shares to us. Because the Company believes that a larger public float at the time of the closing of the business combination is of benefit, including because it assists the Company satisfy the listing requirements of the NYSE, it agreed to engage in transactions with each of Greenhaven and KAF and to enter into the forward purchase agreements. The tender offer allows rights holders to tender the shares into which their rights convert to the Company at $0.99 per right, subject to certain terms and conditions. Conversely, the forward share purchase agreements with each of Greenhaven, KAF and the proposed forward share purchase arrangement with Yakira, prohibit each of them from participating in the tender offer and require each of them to hold the shares into which their rights convert for a defined period of time after the closing of the business combination before any of them would have an option to sell such shares to the post-combination company. In exchange for their agreement to be “locked-up” and allow the shares into which their public rights convert to become a part of the public float at the time of the closing of the business combination, the Company agreed to purchase these shares if any of them exercise the option being given to them at prices that reflect the risk that they are each bearing by not participating in the rights tender offer and instead allowing the shares that they each hold to become a part of the public float of the post-combination company at the time of the closing of the Business Combination.

Comment 2. Include an additional Q&A explaining the reasons for the non-binding letters of intent with Yakira, Glazer and Nomura, providing those shareholders with price protections not being afforded to other public shareholders. Indicate when you expect these agreements to be finalized.

Response: The additional disclosure has been added as requested.

Proposal No. 1 – Approval of the Business Combination

Letters of Intent Not to Redeem Public Shares, page 144

Comment 3. Tell us whether your non-binding letter of intent with Nomura is a delayed offering of company shares that will have to be registered under the Securities Act of 1933. If so, tell us when you plan on filing the registration statement.

Response: The disclosure regarding the non-binding letter of intent with Nomura has been revised to clarify that the shares which Nomura will use its best efforts to purchase are existing public shares of Common Stock that were previously registered on the Company’s Registration on Form S-1 (Registration No.: 333-221581) as declared effective by the SEC on December 7, 2017, in connection with the Company’s initial public offering, and therefore are registered and freely tradeable thereunder, and that Nomura will be purchasing such public shares from existing holders of such public shares. The Company respectfully submits that this is therefore not a delayed offering of shares of the Company’s Common Stock that will have to be registered under the Securities Act of 1933, and no additional registration statement is required in connection with such letter of intent.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415)365-7442 or via email at jselman@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman
Jeffrey C. Selman

cc:	Dr. Avi S. Katz

Enclosures

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